Exhibit 15.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors of Tiziana Life Sciences plc:

We consent to the incorporation by reference of our report dated June 17, 2020 with respect to the consolidated balance sheets for the years ended December 31, 2019 and December 31,2018 and the related consolidated statements of operations and comprehensive loss, cash flows and shareholders’ equity for each of the years in the three-year period ended December 31, 2019, and the related notes, for Tiziana Life Sciences plc, which report appears in the December 31, 2019 annual report on Form 20-F.

Our report on the consolidated financial statements of Tiziana Life Sciences plc includes an explanatory paragraph about the existence of a material uncertainty concerning its ability to continue as a going concern.

/s/ Mazars LLP.

Mazars LLP

London

June 17, 2020